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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                July 3, 2003

                        Commission File number: 2-6860

                              LIHIR GOLD LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                               Papua New Guinea
                           7th Floor, Pacific Place
                     One Champion Parade, Musgrave Street
                        Port Moresby, Papua New Guinea
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No     X
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





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                          [LIHIR GOLD LIMITED LOGO]

                              LIHIR GOLD LIMITED

                       Incorporated in Papua New Guinea
                               ARBN 069 803 998

                                                              Stock Market Codes
                                                                         ASX-LHG
                                                                    NASDAQ-LIHRY
                                                                      POMSox-LHG
Date: 2 July 2003

                    INAUGURAL DIVIDEND - KINA EXCHANGE RATE

The record date for the payment of Lihir's inaugural dividend was the 1st July 2003.

This is to advise that the Australian Dollar/PNG Kina exchange rate has been set at 2.3921 for the conversion of the AUD Two (2) cents per ordinary share dividend to PNG Kina.

Therefore the equivalent PNG Kina per ordinary share for those shareholders registered on the Papua New Guinea share register is PGK 4.78 toea.

The dividend will be paid on the 16th July 2003.



--------------------------------------------------------------------------------
For further information call (617) 3229 5483

Rod Antal - Manager Corporate
Web site www.lihir.com.pg




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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               LIHIR GOLD LIMITED

                                               By: /s/ Rod Antal
                                                   --------------------
                                                       Rod Antal



DATE:  July 3,  2003